EXHIBIT (a)(11)

AIMCO PROPERTIES, L.P.
c/o The Altman Group, Inc.
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071
(800) 217-9608
July 6, 2007
Dear Limited Partner:

We recently mailed you tender offer documents offering to purchase your units of limited partnership interest in Springhill Lake Investors Limited Partnership for $121,912.00 (as previously amended) per unit in cash. Our offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 12, 2007, and in the related Letter of Transmittal (collectively, together with any supplements or amendments, our “Offer”).

We have amended and restated our Offer to Purchase to include additional information. A copy of the Amended and Restated Offer to Purchase dated July 6, 2007 is enclosed, along with an Amended and Restated Letter of Transmittal. Please review it carefully before making your decision as to whether or not to accept our offer. Our offer price remains $121,912.00 per unit.

Our Offer is scheduled to expire on July 16, 2007. AIMCO Properties, L.P. has reported, based on information provided by the Information Agent for the Offer, that as of the close of business on June 2, 2007, 26.33 units had been tendered pursuant to the Offer.

If you retain your units, you will continue to be a limited partner. If you elect to remain in the partnership until termination, you will continue to participate in the partnership distributions, if any, and the tax effects of the partnership’s results.

If you have any questions, please contact the Information Agent, toll free, at (800) 217-9608.

Sincerely,

AIMCO Properties, L.P.

A-1